UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 *

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102(1)

(CUSIP Number)

David Lin

C/O Unit 2001, Agricultural Bank of China Tower

50 Connaught Road Central, Central, Hong Kong

+ (852) 3727 0300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

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CUSIP No. 53225G102	Page 2 of 7 Pages

1.	Names of reporting persons Trustbridge Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,075,711 Ordinary Shares (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 5,075,711 Ordinary Shares (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,075,711 Ordinary Shares (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares Not applicable
11.	Percent of class represented by amount in Row (9) 5.2% (2)
12.	Type of reporting person (see instructions) PN

(1)	Includes (i) 2,537,855 American Depositary Shares (“ADSs”), each representing 2 ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”) and (ii) 1 ordinary share held directly by TB III. TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited.
(2)	Percentage ownership reported based on 96,832,531 ordinary shares represented by the Issuer as outstanding as of December 31, 2014.

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CUSIP No. 53225G102	Page 3 of 7 Pages

1.	Names of reporting persons TB Partners GP3 L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,075,711 Ordinary Shares (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 5,075,711 Ordinary Shares (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,075,711 Ordinary Shares (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares Not applicable
11.	Percent of class represented by amount in Row (9) 5.2% (2)
12.	Type of reporting person (see instructions) PN

(1)	Includes (i) 2,537,855 American Depositary Shares (“ADSs”), each representing 2 ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”) and (ii) 1 ordinary share held directly by TB III. TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited.
(2)	Percentage ownership reported based on 96,832,531 ordinary shares represented by the Issuer as outstanding as of December 31, 2014.

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CUSIP No. 53225G102	Page 4 of 7 Pages

1.	Names of reporting persons TB Partners GP Limited
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,075,711 Ordinary Shares (1)
	6.	Shared voting power 0
	7.	Sole dispositive power 5,075,711 Ordinary Shares (1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,075,711 Ordinary Shares (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares Not applicable
11.	Percent of class represented by amount in Row (9) 5.2% (2)
12.	Type of reporting person (see instructions) CO

(1)	Includes (i) 2,537,855 American Depositary Shares (“ADSs”), each representing 2 ordinary shares held directly by Trustbridge Partners III, L.P. (“TB III”) and (ii) 1 ordinary share held directly by TB III. TB III is a limited partnership whose general partner is TB Partners GP3, L.P. The general partner of TB Partners GP3, L.P. is TB Partners GP Limited.
(2)	Percentage ownership reported based on 96,832,531 ordinary shares represented by the Issuer as outstanding as of December 31, 2014.

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CUSIP No. 53225G102	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer

LightInTheBox Holding Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices

Building 2, Area D, Floor 1-2, Diantong Times Square

No.7 Jiuxianqiao North Road

Chaoyang District, Beijing 100020

People’s Republic of China

Item 2.

(a)	Name of Person Filing

This schedule is filed by and on behalf of:

1	Trustbridge Partners III, L.P.

2	TB Partners GP3 L.P.

3	TB Partners GP Limited

(b)	Address of the Principal Office or, if none, residence

1	Trustbridge Partners III, L.P.	Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands

2	TB Partners GP3 L.P.	87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002

3	TB Partners GP Limited	87 Mary Street, George Town, Grand Cayman, Cayman Islands, KY1-9002

(c)	Citizenship

1	Trustbridge Partners III, L.P.	Cayman Islands

2	TB Partners GP3 L.P.	Cayman Islands

3	TB Partners GP Limited	Cayman Islands

(d)	Title of Class of Securities

Ordinary Shares

(e)	CUSIP Number

53225G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. 53225G102	Page 6 of 7 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
1 Trustbridge Partners III, L.P.	5,075,711	5.2%	5,075,711	0	5,075,711	0
2 TB Partners GP3 L.P.	5,075,711	5.2%	5,075,711	0	5,075,711	0
3 TB Partners GP Limited	5,075,711	5.2%	5,075,711	0	5,075,711	0

Trustbridge Partners III, L.P. is the record holder of 5,075,711 Ordinary Shares of the Issuer. The general partner of Trustbridge Partners III, L.P. is TB Partners GP3 L.P. The general partner of TB Partners GP3 L.P. is TB Partners GP Limited. Shujun Li, Feng Ge, Hongyan Guan and David Lin hold voting and investment power for Trustbridge Partners III, L.P.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

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CUSIP No. 53225G102	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2015

Trustbridge Partners III, L.P.

/s/ Shujun Li
Signature
Name:	Shujun Li
Title:	Authorized representative

TB Partners GP3 L.P.

/s/ Shujun Li
Signature
Name:	Shujun Li
Title:	Authorized representative

TB Partners GP Limited

/s/ Shujun Li
Signature
Name:	Shujun Li
Title:	Authorized representative